CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2007 JUL 10 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-E.[redacted]

07025031

2 July 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 25 June 2007 (*Circular issued by Subsidiary Company, City e-Solutions Limited on Discloseable Transaction – MindChamps Joint Venture Transaction*);
- 26 June 2007 (*Announcement by Subsidiary Company, City e-Solutions Limited on Suspension of Trading*);
- 27 June 2007 (*Announcement by Subsidiary Company, City e-Solutions Limited on Formation of Joint Venture Company – Tune Hospitality Investments LLC and Resumption of Share Trading*); and
- 28 June 2007 (*Announcement by Subsidiary Company, City e-Solutions Limited on Change in Company Secretary*).

Yours faithfully

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

ENID LING
Manager
(Corporate Secretarial Services)

7/10

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	25-Jun-2007 17:34:07
Announcement No.	00093

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Circular issued by Subsidiary Company, City e-Solutions Limited on Discloseable Transaction - MindChamps Joint Venture Transaction
Description	Please see attached issued by City e-Solutions Limited on 25 June 2007.
Attachments:	CES_Circular.pdf Total size = **67K** (2048K size limit recommended)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **City e-Solutions Limited**, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

DISCLOSEABLE TRANSACTION

MINDCHAMPS JOINT VENTURE TRANSACTION

A letter from the board of directors of City e-Solutions Limited is set out on pages 3 to 7 of this circular.

25 June 2007

CONTENTS

In this circular, the following expressions have the meanings set opposite respectively unless the context otherwise requires:

"Accounts"	the audited accounts of the Company for the year ended 31 December 2006
"associate"	has the meaning ascribed to such term in the Listing Rules
"CES Education"	CES Education Holdings Pte. Ltd., which is a company incorporated in Singapore and is a wholly owned subsidiary of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange
"Companies Law"	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"connected person"	has the meaning ascribed to such term in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Independent Third Party"	a party who, together with its ultimate beneficial owner(s), (to the best knowledge, information and belief of the Directors after having made all reasonable enquiry) is not a connected person of the Company and is also independent of the Company and its connected persons
"Latest Practicable Date"	21 June 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MindChamps JVC"	MindChamps Holdings Pte. Ltd., a limited liability company incorporated in Singapore on 22 May 2007, the entire issued share capital of which is currently owned as to 50% and 50% by CES Education and the Original Investor
"MindChamps JV Agreement"	the shareholders' agreement dated 1 June 2007 between CES Education, MindChamps JVC and the Original Investor in respect of MindChamps JVC
"MindChamps Share"	ordinary share in the share capital of MindChamps JVC

"Original Investor"	MindChamps Pte. Ltd., a limited liability company incorporated in Singapore which is an Independent Third Party
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"Share"	ordinary share of HK$1.00 each in the share capital of the Company
"Singapore"	the Republic of Singapore
"Shareholder(s)"	holder(s) of the issued Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	subscription of 7,500,000 MindChamps Shares (representing 50% of the fully diluted share capital of MindChamps JVC) by CES Education at the total price of S$7.5 million (about HK$38.5 million) under the MindChamps JV Agreement
"substantial shareholder"	has the same meaning ascribed to such term in the Listing Rules
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singapore dollars, the lawful currency of Singapore

For the purpose of this circular, the translation of S$ into HK$ is based on the approximate exchange rate of S$1.00 = HK$5.136.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

Directors:
Mr. Kwek Leng Beng *(Chairman and Managing Director)*
Mr. Vincent Yeo Wee Eng *(Chief Executive Officer)*
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Wong Hong Ren*
Hon. Chan Bernard Charnwut*
Mr. Lawrence Yip Wai Lam

Independent Directors:
Dr. Lo Ka Shui*
Mr. Lee Jackson (also known as Li Chik Sin)*
Mr. Teoh Teik Kee*

* *Non-Executive Directors*

Principal Office:
Room 2803, 28th Floor
Great Eagle Centre
No. 23 Harbour Road
Wanchai
Hong Kong

Registered Office:
c/o Maples and Calder
Ugland House
South Church Street
P.O. Box 309GT
Grand Cayman
Cayman Islands
British West Indies

25 June 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

MINDCHAMPS JOINT VENTURE TRANSACTION

1. INTRODUCTION

The Board announced on 1 June 2007 that the Possible Training Investment referred to in the announcement of the Company dated 28 May 2007 has materialized and in connection with it, CES Education (a wholly owned subsidiary of the Company), MindChamps JVC and the Original Investor entered into the MindChamps JV Agreement constituting a discloseable transaction for the Company under the Listing Rules. Each of CES Education and the Original Investor subscribed for 50% shareholding interest in MindChamps JVC, on fully diluted basis, at about S$7.5 million (about HK$38.5 million), totaling about S$15 million (about HK$77 million), in cash on the date of the MindChamps JV Agreement.

The said announcement of the Company made on 1 June 2007 was also made pursuant to Rule 13.09 of the Listing Rules.

The main purpose of this circular is to provide you with further particulars of the MindChamps JV Agreement and other information required under the Listing Rules.

2. THE MINDCHAMPS JV AGREEMENT

The material terms of the MindChamps JV Agreement are summarized below:

1. Date

1 June 2007

2. Parties

a. CES Education, which is a limited liability company incorporated in Singapore and is wholly owned by the Company;

b. MindChamps JVC, which is a limited liability company incorporated in Singapore; and

c. Original Investor, which is a limited liability company incorporated in Singapore. To best of the knowledge of the Directors after making all reasonable enquiry, its current principal business activity as at the date of this circular is holding of 50% shareholding interest in MindChamps JVC.

MindChamps JVC and the Original Investor (including the ultimate beneficial owners of the Original Investor) are Independent Third Parties.

3. Asset acquired and consideration

Prior to the MindChamps JV Agreement, MindChamps JVC has issued 1 MindChamps Share, constituting its entire issued share capital then, to the Original Investor.

Pursuant to the MindChamps JV Agreement, CES Education and the Original Investor subscribed for 7,500,000 and 7,499,999 new MindChamps Shares, respectively. All of such MindChamps Shares were issued to and fully paid for by the parties on the same date of the MindChamps JV Agreement. Accordingly, the entire issued share capital of MindChamps JVC is currently held as to 50% and 50% by CES Education and the Original Investor, respectively.

The subscription price paid by CES Education and the Original Investor was S$1 (about HK$5.136) per MindChamps Share, and was satisfied in cash. The aggregate subscription prices paid for their respective 50% shareholding interests in MindChamps JVC on fully diluted basis were both about S$7.5 million (about HK$38.5 million), totaling about S$15 million (about

HK$77 million). This subscription price was determined after arm's length negotiations between the parties and is equal to their respective proportionate interests (that is, 50%) attributable to the asset value of MindChamps JVC of about S$15 million (about HK$77 million) as at 30 May 2007.

The Group funded the above subscription price from its internal cash resources.

4. **Information on MindChamps JVC and its principal business**

MindChamps JVC was newly incorporated in Singapore on 22 May 2007 in anticipation of the MindChamps JV Agreement. MindChamps JVC will be principally engaged in offering "How-to-Learn" programmes, being specialized accelerated learning and building a champion's mindset programmes, to children and young people ranging from pre-school to tertiary level. It intends to establish and operate education institutions and amenities providing such accelerated learning in Singapore initially, and then expand to other overseas markets. It is a new special purpose vehicle to corporatize and hold the relevant assets (including trademarks and other intellectual property rights) for its business previously owned and developed by the Original Investor prior to their injection into the MindChamps JVC. It has not engaged in any business operation since its incorporation other than those contemplated under the MindChamps JV Agreement.

No audited accounts have been issued by MindChamps JVC since its incorporation on 22 May 2007. According to the unaudited balance sheet of MindChamps JVC made up to 30 May 2007 prepared under the Singapore generally accepted accounting principles, the unaudited asset of MindChamps JVC as at 30 May 2007 was about S$15 million (about HK$77 million), and its unaudited liability as at 30 May 2007 was S$15 million (about HK$77 million), which was due to the Original Investor arising from the injection of the assets as mentioned above and was fully settled by MindChamps JVC out of the subscription monies received in accordance with the MindChamps JV Agreement.

After the Subscription, the Group's interest in MindChamps JVC will be recognized in the accounts of the Group by using proportionate consolidation (as allowed under Hong Kong Accounting Standard 31).

5. **Funding commitments of the parties**

Under the MindChamps JV Agreement, any further funding by the MindChamps JVC on top of the above subscription monies paid by CES Education and the Original Investors would require mutual consent of both parties.

There is no capital commitment on the part of the Group under the MindChamps JV Agreement other than that which has already been satisfied under the Subscription. The Company currently does not foresee any further capital contribution commitment on the part of the Group on top of the above capital contribution. If any additional financial assistance is given by the Group to MindChamps JVC in the future, such assistance shall be subject to and comply with the relevant requirements of the Listing Rules.

6. **Board representations**

The board of directors of MindChamps JVC shall comprise 4 directors. Initially, each of CES Education and the Original Investor shall be entitled to appoint or remove 2 directors at any time. The chairman of MindChamps JVC, appointed by the Original Investor, does not have casting vote.

7. **Term**

The MindChamps JV Agreement has taken effect and will continue until termination by mutual agreement of the parties to it or upon liquidation of MindChamps JVC.

8. **Pre-emption rights and non-competition undertakings**

The MindChamps JV Agreement also provides for pre-emption rights of the existing shareholders of MindChamps JVC as to any transfer of shares in such company by any shareholder.

To further protect the interests of the shareholders of MindChamps JVC, each of CES Education and the Original Investors has also given non-competition undertakings not to engage in business similar to or in competition with that of MindChamps JVC during the term of the MindChamps JV Agreement and for a further 3 years after it ceases to hold any MindChamps Shares.

3. REASONS FOR, AND BENEFITS OF, THE MINDCHAMPS JV AGREEMENT

The Group's principal business includes investment holding, provision of hospitality solutions, hotel management services, reservation services, risk management services, revenue management consulting, accounting and payroll services and procurement services.

The Group has always been seeking opportunities to invest in high growth businesses. The education business has experienced very high growth potential generally given the increasing importance of the "knowledge" worker in the globalised economy in the 21st century. Parents around the world are putting more emphasis on providing their children with the best opportunities to learn and assimilate knowledge and new skills. The learning programmes of MindChamps JVC are to meet the strong demand by parents for better learning skills for their children in order that they might acquire success for life. Although initially based in Singapore, the Company believes that this business has strong potential to expand globally.

The MindChamps JVC will leverage on its intellectual property to offer programmes to help children and young people ranging from pre-school to tertiary level to gain new "How to Learn" techniques. This programme will introduce students to innovative ways of thinking, studying, processing and recalling, as well as promoting self-esteem. The programmes will not only provide learning skills but also help students develop strong motivation to learn and master their subjects in school. The education business of MindChamps JVC currently does not form part of the hospitality-related principal business of the Group.

The Directors are of the opinion that the Group's entry into this MindChamps JV Agreement will provide a good source of financial returns to the Group, as well as to provide a dynamic platform to expand in a niche market of the lucrative education business.

The Board, including the independent non-executive Directors, considers that the terms of the MindChamps JV Agreement, including the subscription price for the Subscription, are on normal commercial terms and fair and reasonable, and are also in the interests of the Company and the Shareholders as a whole.

4. EFFECTS ON THE EARNINGS, ASSETS AND LIABILITIES OF THE GROUP

It is expected that the future earnings of the Group will be enhanced by the profits that may be generated from the operations of MindChamps JVC.

Neither the Subscription nor the Group's entry into MindChamps JV Agreement will have any net effect on the assets or liabilities of the Group.

5. LISTING RULES IMPLICATIONS

As the asset and consideration ratios in respect to the Group's capital commitment under the MindChamps JV Agreement exceed 5% but are less than 25%, the MindChamps JV Agreement constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules.

6. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Kwek Leng Beng
Chairman and Managing Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests of the Directors of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each
Kwek Leng Beng	personal	3,286,980
Vincent Yeo Wee Eng	personal	718,000
Kwek Leng Joo	personal	1,436,000
Kwek Leng Peck	personal	2,082,200
Gan Khai Choon	personal	1,041,100
Lawrence Yip Wai Lam	personal	520,550
Wong Hong Ren	personal	1,513,112
Hon. Chan Bernard Charnwut	personal	53,850

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	397,226
Vincent Yeo Wee Eng	personal	18,323
Kwek Leng Joo	personal	65,461
Kwek Leng Peck	personal	43,758
Gan Khai Choon	personal	100,000
	family	25,000
Wong Hong Ren	family	4,950

Name of Director	Nature of Interest	Number of Preference Shares
Kwek Leng Beng	personal	144,445
Kwek Leng Joo	personal	100,000
Gan Khai Choon	personal	49,925
	family	45,738

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Kwek Leng Peck	personal	304
Gan Khai Choon	family	247

Millennium & Copthorne Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	3,000,000
Wong Hong Ren	personal	2,000,000
Vincent Yeo Wee Eng	personal	500,000

Note: Millennium & Copthorne Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

(b) Pursuant to the Millennium & Copthorne Hotels Executive Share Option Scheme (the "1996 Scheme") operated by Millennium & Copthorne Hotels plc, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	A	05/03/1998	6,509	£4.6087	05/03/2001 to 04/03/2008
Wong Hong Ren	B	14/03/2001	69,364	£4.3250	14/03/2004 to 13/03/2008
	B	15/03/2002	83,720	£3.2250	15/03/2005 to 14/03/2009

(c) Pursuant to the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "2003 Scheme"), approved by shareholders of Millennium & Copthorne Hotels plc on 21 May 2002, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	II	24/03/2005	10,581	£3.9842	24/03/2008 to 23/03/2015
Wong Hong Ren	II	10/03/2003	124,031	£1.9350	10/03/2006 to 09/03/2013
	II	16/03/2004	44,999	£2.9167	16/03/2007 to 15/03/2014
	II	24/03/2005	75,297	£3.9842	24/03/2008 to 23/03/2015

**Note:* The 1996 Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, of which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives. As with the 1996 Scheme, the 2003 Scheme provides for the grant of both approved and unapproved options.

(d) Pursuant to Millennium & Copthorne Hotels Long Term Incentive Plan (the "LTIP") approved by shareholders of Millennium & Copthorne Hotels plc on 4 May 2006, certain Directors were awarded Performance Share Award of ordinary shares of 30p each as follows:

Name of Director	Date Awarded	Number of Performance Shares	Vesting Date
Wong Hong Ren	01/09/2006	67,834	01/09/2009
	27/03/2007	44,736	27/03/2010
Lawrence Yip Wai Lam	01/09/2006	9,622	01/09/2009
	27/03/2007	5,698	27/03/2010

Note: Under the terms of the LTIP, M&C is permitted to make both Performance Share Awards and Deferred Share Bonus Awards to an employee (including an executive director) of M&C or its subsidiaries.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company held any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) **Substantial shareholders**

As at the Latest Practicable Date, the following persons were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of Shareholder	Number of Shares held	*Notes*	Percentage Holding in the Company
eMpire Investments Limited	190,523,819		49.73%
City Developments Limited	200,854,743	(1)	52.43%
Hong Leong Holdings Limited	21,356,085		5.57%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	(2)	60.26%
Kwek Holdings Pte. Ltd.	230,866,817	(3)	60.26%
Davos Investment Holdings Private Limited	230,866,817	(3)	60.26%
Kwek Leng Kee	230,866,817	(4)	60.26%
Arnhold and S Bleichroeder Advisors, LLC	38,310,000		10.00%

Name of Shareholder	Number of Shares held	*Notes*	Percentage Holding in the Company
Farallon Capital Management, L.L.C.	35,232,850	(5)	9.20%
Farallon Capital Offshore Investors, Inc.	35,232,850	(6)	9.20%
Aberdeen Asset Management Plc and its Associates (together "The AAM Group") on Behalf Of Accounts Managed by The AAM Group	23,052,000	(7)	6.02%

Notes:

1. Of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2. The interests of CDL and Hong Leong Holdings Limited in 200,854,743 shares and 21,356,085 shares respectively, are included in the aggregate number of shares disclosed.

3. The deemed interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

4. Mr. Kwek Leng Kee is deemed to have an interest in the 230,866,817 shares in which Davos Investment Holdings Private Limited ("Davos") is deemed to have an interest in, by virtue of his entitlement to exercise or control the exercise of one-third or more of the voting power at general meetings of Davos.

5. Farallon Capital Management, LLC is interested in these shares in its capacity as the investment manager.

6. Farallon Capital Offshore Investors, Inc is interested in these shares in its capacity as the beneficial owner.

7. Aberdeen Asset Management Plc is interested in these shares in its capacity as the investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management Plc are interested.

8. Mr. Kwek Leng Beng (Chairman and Managing Director), Mr. Kwek Leng Joo (Executive Director) and Mr. Kwek Leng Peck (Executive Director) are also directors of each of (a) City Developments Limited, (b) Hong Leong Holdings Limited, (c) Hong Leong Investment Holdings Pte. Ltd. and (d) Kwek Holdings Pte. Ltd., respectively. Mr. Yip Wai Lam, Lawrence (Executive Director) and Mr. Gan Khai Choon (Executive Director) are also directors of eMpire Investments Limited.

According to the register of interests kept by the Company under section 336 of the SFO and so far as was known to the Directors and chief executive of the Company, save as disclosed above, there were no other persons (other than the Directors or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the Shares or underlying Shares which

would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or in any option in respect of such capital.

LITIGATION

No member of the Group was engaged in any litigation, arbitration or claims of material importance and no litigation, arbitration or claims of material importance was known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

SERVICE CONTRACTS

None of the Directors has any existing or proposed service contracts with the Company or any of its subsidiaries other than contracts expiring or determinable by the Group within one (1) year without payment of compensation (other than statutory compensation).

COMPETING INTERESTS

None of the Directors or their respective associate(s) was interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

MISCELLANEOUS

— The secretary of the Company is Ms. Yeo Siew Leng, who is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and also a Certified Practising Accountant of the CPA Australia.

— The qualified accountant of the Company is Mr. Man Mang Wo, Derek, who is a member of the Certified General Accountants Association of Canada, a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants and The Institute of Chartered Accountants in England and Wales.

— The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

— The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	26-Jun-2007 12:37:40
Announcement No.	00033

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited on Suspension of Trading
Description	Please see attached announcement issued by City e-Solutions Limited on 26 June 2007.
Attachments:	CES260607.pdf Total size = **22K** (2048K size limit recommended)

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

SUSPENSION

At the request of City e-Solutions Limited (the "Company"), trading in its shares has been temporarily suspended with effect from 26 June 2007 at 9:30 a.m. pending the release of an announcement in relation to a possible major transaction of the Company.

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 26 June 2007

As at the date of this announcement, the Board comprises 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	27-Jun-2007 07:19:42
Announcement No.	00005

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited on Formation of Joint Venture Company - Tune Hospitality Investments LLC and Resumption of Share Trading
Description	Please see attached announcement issued by City e-Solutions Limited on 26 June 2007.
Attachments:	JVTuneHospitality.pdf Total size = **55K** (2048K size limit recommended)

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

Major Transaction
Formation of Joint Venture Company - Tune Hospitality Investments LLC
and
Resumption of share trading

The Board is pleased to announce that, on 25 June 2007, CES Hospitality Holdings Limited (a wholly owned subsidiary of the Company), Istithmar Hotels FZE, Tune Hotels.Com Capital Partners Limited and its holding company Tune Hotels.Com Limited entered into the Tune Hospitality Shareholders Agreement for, *inter alia*, the establishment and operation of Tune Hospitality Investments LLC and its business and related undertakings.

Tune Hospitality Investments LLC is a joint venture investment vehicle established to develop, own (in whole or in part) and operate a portfolio of limited service (or "no-frills") budget hotels across the countries in the ASEAN region. The issued share capital of Tune Hospitality Investments LLC is owned as to 40%, 40% and 20 % by CES Hospitality, Istithmar Hotels and Tune Hotels.Com respectively.

Istithmar Hotels, Tune Hotels.Com and its holding company Tune Hotels.Com Limited (including their respective ultimate beneficial owners) are Independent Third Parties. As the consideration ratio in respect of the Group's maximum capital commitment of about US$20 million (about HK$156 million) under the Tune Hospitality Shareholders Agreement exceeds 25% but is less than 100%, the establishment of Tune Hospitality Investments LLC under the Tune Hospitality Shareholders Agreement constitutes a major transaction for the Company under Rule 14.06(3) of the Listing Rules. To the best of the knowledge, information and belief of the Directors after having made all reasonable enquiry, no shareholders of the Company and their respective associates have any material interest in the Tune Hospitality Shareholders Agreement. As such no shareholder of the Company is required under the Listing Rules to abstain from voting if the Company were to convene a general meeting for the approval of the Tune Hospitality Shareholders Agreement. CDL and its relevant wholly owned subsidiaries are currently holding about 52% of entire issued share capital of the Company. Pursuant to Rule 14.44 of the Listing Rules, they had issued a written shareholders' approval to approve the Tune Hospitality

Shareholders Agreement in lieu of holding a general meeting of the Company and no general meeting will be convened by the Company to approve the Tune Hospitality Shareholders Agreement.

A major transaction circular in connection with the Tune Hospitality Shareholders Agreement will be despatched to the Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was temporarily suspended at the request of the Company with effect from 9:30 a.m. on 26 June 2007 pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 27 June 2007.

The Board is pleased to announce that further to the announcement of the Company dated 28 May 2007, the Possible Hospitality-Related Investment (as defined in that announcement) has materialized. In connection with it, on 25 June 2007, CES Hospitality Holdings Limited (a wholly owned subsidiary of the Company), Istithmar Hotels FZE, Tune Hotels.Com Capital Partners Limited and its holding company Tune Hotels.Com Limited entered into the Tune Hospitality Shareholders Agreement for, *inter alia*, the establishment and operation of Tune Hospitality Investments LLC and its business and related undertakings.

A. THE TUNE HOSPITALITY SHAREHOLDERS AGREEMENT

The material terms of the Tune Hospitality Shareholders Agreement are summarized below:

1. *Date*

25 June 2007

2. *Parties*

a. CES Hospitality Holdings Limited, which is a company incorporated in Hong Kong and is wholly owned by the Company.

b. Istithmar Hotels FZE, which is a company incorporated in the United Arab Emirates. To the best of the knowledge of the Directors after having made all reasonable enquiry, it is principally engaged in management of Istithmar's investments in the hotel sector. Istithmar is an investment company of Dubai World, a holding company which manages and supervises a portfolio of businesses and projects for the Dubai Government.

c. Tune Hotels.Com Capital Partners Limited, which is a company incorporated in the British Virgin Islands, and Tune Hotels.Com Limited (the holding company of Tune Hotels.Com Capital Partners Limited), which is a company incorporated in Labuan, Malaysia. Tune Hotels.Com Limited entered into the Tune Hotel Hospitality Shareholders Agreement for the sole purpose of guaranteeing the performance of the obligations of Tune Hotels.Com Capital Partners Limited under that agreement. To the best of the knowledge of the Directors after having made all reasonable enquiry, Tune Hotels.Com Capital Partners Limited is principally engaged in, inter alia, the licensing and operation of "no-frills" limited service hotels in Asia under the Tune Hotels.Com brand.

Istithmar Hotels FZE, Tune Hotels.Com Capital Partners Limited and Tune Hotels.Com Limited (including their respective ultimate beneficial owners) are Independent Third Parties.

3. *Condition precedent*

The obligations of the parties to the Tune Hospitality Shareholders Agreement and effectiveness of such agreement are conditional on the approval of the Shareholders to the transactions contemplated under that agreement being obtained at an extraordinary general meeting or by way of written shareholders approval in accordance with the Listing Rules.

This condition had been fulfilled by way of the written approval given by CDL and its relevant subsidiaries as referred to in the paragraph headed "C.- Listing Rules Implications" below.

4. *Funding commitments of the parties*

Tune Hospitality Investments LLC will be established with initial issued share capital of AED500,000 (about HK$1,065,000), which will be held as to 40%, 40% and 20 % by CES Hospitality, Istithmar Hotels and Tune Hotels.Com, respectively.

The shareholders of Tune Hospitality Investments LLC shall make available of up to a total amount of US$50 million (about HK$390 million) to Tune Hospitality Investments LLC to fund its operations and for its working capital purposes and the hotel projects undertaken. The funding contributions by the shareholders of Tune Hospitality Investments LLC shall be made in proportion to their then respective shareholdings in Tune Hospitality Investments LLC, that is, in respect of CES Hospitality, Istithmar Hotels, and Tune Hotels.Com initially:

Party	**Percentage of shareholding in Tune Hospitality Investments LLC**	**Maximum funding contribution**
CES Hospitality	40%	US$20 million (about HK$156 million)
Istithmar Hotels	40%	US$20 million (about HK$156 million)
Tune Hotels.Com	20%	US$10 million (about HK$78 million)
Total	100%	US$50 million (about HK$390 million)

Each advance of the funding contribution to Tune Hospitality Investments LLC shall be made in such amount/amounts and at such time/times as its board of directors decides and set out in the drawing notices to its shareholders in accordance with the Tune Hospitality Shareholders Agreement. The funding obligations on the shareholders of Tune Hospitality Investments LLC shall, however, lapse on expiry of 24 months from the date of first advance notice from the board of Tune Hospitality Investments LLC.

The funding contributions from the shareholders of Tune Hospitality Investments LLC will be made by way of shareholders' loans, share capital contributions or combination of both (in each case proportionate to their respective shareholdings in Tune Hospitality Investments LLC) as set out in the relevant advance notices from the board of Tune Hospitality Investments LLC. The shareholders' loans made to Tune Hospitality Investments LLC will be unsecured and interest free. They will be due and repayable to the shareholders of Tune Hospitality Investments LLC on the winding-up of Tune Hospitality Investments LLC, or such earlier date as determined by its board in proportion to their then shareholdings.

The above maximum funding contributions to the Tune Hospitality Investments LLC were determined after arm's length negotiations between the parties having regard to, *inter alia,* estimated investment required for development of a chain of 25 to 30 Tune Hotels across the countries in the ASEAN region mentioned below. The contributions are in proportion to the shareholders' respective shareholding interests in Tune Hospitality Investments LLC.

Under the Tune Hospitality Shareholders Agreement, the total capital commitment of CES Hospitality in the formation of Tune Hospitality Investments LLC (including any guarantee, loan and other capital committed) is about US$20 million (about HK$156 million) mentioned above. The Group will satisfy its funding obligations under the Tune Hospitality Shareholders Agreement from its internal cash resources. The Company currently does not foresee any further capital contribution commitment on the part of the Group on top of its total funding contribution above. If any additional financial assistance is to be given by the Group to Tune Hospitality Investments LLC in the future, such assistance shall be subject to and comply with the relevant requirements of the Listing Rules.

5. *Board representations*

The board of directors of Tune Hospitality Investments LLC shall comprise no more than 5 directors.

Initially, CES Hospitality, Istithmar Hotels and Tune Hotels.Com shall be entitled to appoint or remove 2, 2 and 1 directors at any time, respectively. If there is any change in the shareholdings of the parties after their entry of the Tune Hospitality Shareholders Agreement, any shareholder holding at least 10% shareholding shall be entitled to appoint 1 director, and their respective number of nominees to the board of Tune Hospitality Investments LLC shall reflect, as far as reasonably practicable, their then percentages of shareholdings in it.

The chairman of the board of Tune Hospitality Investments LLC has no casting vote. His position will alternate between a director appointed by CES Hospitality and Istithmar respectively every year.

6. *Reserved matters*

a. Under the Tune Hospitality Shareholders Agreement, the matters that require unanimous approval of all the shareholders of Tune Hospitality Investments LLC include:

— approval of a hotel development site;

— change (increase or decrease) of capital of any member of Tune Hospitality Investments LLC Group;

— material change to the nature or scope of business of any member of Tune Hospitality Investments LLC Group; and

— adopting or revising the business plan or budget.

b. Under the Tune Hospitality Shareholders Agreement, the matters that require approval of the shareholders of Tune Hospitality Investments LLC holding at least 75% of its issued shares include:

— declaring or paying any dividend or distribution by any member of Tune Hospitality Investments LLC Group; and

— incurring material capital expenditure or liability as provided in the Tune Hospitality Shareholders Agreement.

7. *Term*

The Tune Hospitality Shareholders Agreement has taken effect from the date of written approval of CDL and its relevant subsidiaries of this agreement as referred to in the paragraph headed "C.- Listing Rules Implications" below. It shall continue until the Tune Hospitality Investments LLC is wound up. Tune Hospitality Investments LLC shall be wound up on expiry of 6 years after its incorporation date unless the parties agree to extend such period.

8. *Distribution*

Subject to applicable law, all income and realisation proceeds of Tune Hospitality Investments LLC shall, after taking into account the working capital requirements as projected in the business plan, preliminary project budget or a final project budget, any expenses and liabilities of Tune Hospitality Investments LLC and any re-investment of proceeds of realised investments in further investment opportunities approved by the board, be paid out as dividends to the shareholders of Tune Hospitality Investments LLC in proportion to their then shareholdings.

9. *Other material terms*

The Tune Hospitality Shareholders Agreement also contain terms customary of transactions of this type in respect of the following matters:

a. right of first refusal in favour of the existing shareholders of Tune Hospitality Investments LLC for any further issue of new shares by Tune Hospitality Investments LLC;

b. pre-emption rights in favour of the existing shareholders of Tune Hospitality Investments LLC for any transfer of shares in such company by any shareholders; and

c. non-disposal arrangements (effective for a period of 3 years from the date when the Tune Hospitality Shareholders Agreement takes effect as described above) for all shareholders in respect of their shareholdings in Tune Hospitality Investments LLC.

B. REASONS FOR, AND BENEFITS OF, THE TUNE HOSPITALITY SHAREHOLDERS AGREEMENT

The Group's principal business includes investment holding, provision of hospitality solutions, hotel management services, reservation services, risk management services, revenue management consulting, accounting and payroll services and procurement services. As announced by the Company in its announcement dated 1 June 2007, the Group, through its 50% shareholding interest in the joint venture vehicle, MindChamps Holdings Pte. Ltd., is also engaged in education business.

The Group has always been seeking investment opportunities with growth potential. The branded no-frills budget hotel concept has been well received in United States, Europe, China and India. With Low Cost Carriers ("LCC") making air travel affordable and accessible to growing percentage of the population around the world including Asia, there has been a corresponding demand for affordable and consistent quality hotel accommodation. However, although LCCs have taken off in the countries in ASEAN region, there has not been a development of a branded "no-frills" hotel chain to meet the growing demand for corresponding quality hotel accommodation by the value conscious travelers in these countries. Hotels under " Tune Hotels" brand ("Tune Hotels") are "no-frills" economy hotels specifically developed to address the lack of affordable, quality accommodation in the ASEAN region. Key elements of a Tune Hotel include a standard 5-star "King Koil" bed, electronic key card entry system and power shower in each space-efficient room, outsourced 24-hour convenience store, a popular branded food and beverage outlet in each hotel, on-site 24-hour guarded security and extensive CCTV cameras in the property. Certain items such as air-conditioning, towels and bathroom amenities are available at small additional charges. Attractive discount rates may also be offered to those customers making advance booking on-line. The outsourcing of convenience stores and food and beverage outlets to third party operators not only provides a steady stream of revenue but also greatly simplifies the-overall operations of the hotel.

The principal business of Tune Hospitality Investments LLC, as a joint venture investment vehicle, is to develop and own (in whole or in part) and operate a chain of 25 to 30 Tune Hotels across the countries in the ASEAN region, directly by itself or indirectly through its subsidiaries. The formation of the Tune Hospitality Investments LLC represents a great opportunity for the Group to tap into this growing demand. Tune Hospitality Investments LLC will target developing Tune Hotels in countries across the ASEAN region with initial focus in Malaysia, and the hotels will have around 150 to 300 rooms. In addition to the rental income and the room revenue received by each hotel, Tune Hotels.Com will assist Tune Hospitality Investments LLC Group's hotels to procure advertising revenue stream from advertisements placed both outside (such as exterior of hotel buildings and billboards etc.) and inside the hotels. Such advertising revenue will be shared between Tune Hotels.Com and Tune Hospitality Investments LLC.

Currently, Tune Hotels.Com and its affiliates (collectively "Tune Hotels.Com Group") operate the only "no-frills" hotel concept in Asia. It is principally engaged in franchising and licensing other entities to operate hotels under "Tune Hotels" brand and related trademarks, and provision of hotel management services for and development of such hotels in ASEAN region, China, India or other places in the world. It has established its first own hotel in Kuala Lumpur, Malaysia opened on 27 April 2007. Tune Hotels.Com Group has developed the relevant methodology and intellectual properties, including trade and service marks, for management and operation of Tune Hotels. If and when suitable hotel development projects or sites are secured and approved by the Tune Hospitality Investments LLC Group in the future, Tune Hotels.Com Group will grant 20-year licences to all such hotels developed and owned by relevant members of the Tune Hospitality Investments LLC Group to operate under the "Tune Hotel" brand. Tune Hotels.Com Group will also be appointed by Tune Hospitality Investments LLC Group as its project manager to convert (or retrofit/renovate) existing buildings or to construct new buildings for use as Tune Hotels, and also as its hotel manager to manage the branded Tune Hotels under the franchise granted by Tune Hotels.Com Group. The agreements for the license of the "Tune Hotel" brand and provision of the above-mentioned services will be entered into between Tune Hospitality Investments LLC and its relevant subsidiaries and relevant members of Tune Hotels.Com Group on arm's length basis and on normal (or better) commercial terms. Leveraging on the expertise of Tune Hotels.Com Group, Tune Hotels.Com Group has also been appointed by Tune Hospitality Investments LLC to provide other management services, including development sites sourcing and procurement, project negotiation and contract matters handling, budgeting and provision of internal office administration and financial statements preparation, compliance and support services, in order to assist Tune Hospitality Investments LLC Group in achieving its investment objectives.

To protect the investments of the shareholders of Tune Hospitality Investments LLC made in it, Tune Hotels.Com has given non-competition undertakings in favour of Tune Hospitality Investments LLC under Tune Hospitality Shareholders Agreement. It has undertaken not to, inter alia, launch a new brand of limited service hotel segment in ASEAN region, engaged or interested in or operate any business substantially similar to or in competition with the business of Tune Hospitality Investments LLC Group in specific locations in major cities and towns across the ASEAN region where Tune Hospitality Investments LLC has developed a Tune Hotel unless with the approval of CES Hospitality and Istithmar or the board of Tune Hospitality Investments LLC.

Leveraging on the Group's expertise in hotel business, the Group expects that such investment will provide promising business prospects. The Directors are of the opinion that it will boost and extend the revenue sources in furtherance of principal line of hotel business of the Group. The Directors also consider that the terms of the Tune Hospitality Shareholders Agreement are on normal commercial terms and fair and reasonable, and are also in the best interests of the Company and the Shareholders as a whole.

Tune Hospitality Investments LLC will be equity accounted for as a 40% associated company in the accounts of the Group.

C. LISTING RULES IMPLICATIONS

As the consideration ratio in respect of the Group's maximum capital commitment under the Tune Hospitality Shareholders Agreement exceeds 25% but is less than 100%, the establishment of Tune Hospitality Investments LLC under the Tune Hospitality Shareholders Agreement constitutes a major transaction for the Company under Rule 14.06(3) of the Listing Rules.

CDL is a controlling shareholder of the Company and, through its wholly-owned subsidiaries, is holding about 52% of the entire issued share capital of the Company currently. As none of CDL and any of its subsidiaries or other associates has any material interests in the Tune Hospitality Shareholders Agreement (save in the same manner as any other shareholders of the Company generally), they are permitted to vote at a general meeting of the Company that may be convened for the purposes of considering and approving the Tune Hospitality Shareholders Agreement under the Listing Rules. To the best of the knowledge, information and belief of the Directors after having made all reasonable enquiry, no shareholders of the Company and their respective associates have any material interest in the Tune Hospitality Shareholders Agreement. As such no shareholder of the Company is required under the Listing Rules to abstain from voting if the Company were to convene a general meeting for the approval of the Tune Hospitality Shareholders Agreement. As CDL and its wholly owned subsidiaries holding such 52% issued Shares are closely allied group of Shareholders under Rule 14.45 of the Listing Rules, they have already issued a written confirmation approving the Tune Hospitality Shareholders Agreement. As this written shareholders' approval is accepted under Rule 14.44 of the Listing Rules in lieu of holding a general meeting of the Company, no general meeting will be convened by the Company to approve the Tune Hospitality Shareholders Agreement.

A major transaction circular in connection with the Tune Hospitality Shareholders Agreement will be despatched to the Shareholders as soon as practicable.

There was no any other transaction between the Group and each of Istithmar Hotels FZE, Tune Hotels.Com Capital Partners Limited and Tune Hotels.Com Limited (and their respective ultimate beneficial owners) which would require aggregation under Rule 14.22 of the Listing Rules.

D. RESUMPTION OF SHARE TRADING

Trading in the Shares on the Stock Exchange was temporarily suspended at the request of the Company with effect from 9:30 a.m. on 26 June 2007 pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 27 June 2007.

E. DEFINITIONS

The following expressions in this announcement have the meanings set out below unless the context requires otherwise:

"ASEAN"	acronym for Association of South East Asian Nations
"associate"	has the meaning ascribed to such term in the Listing Rules
"CDL"	City Developments Limited, a company incorporated in the Republic of Singapore and whose shares are listed on the Singapore Exchange Securities Trading Limited. CDL, through its wholly-owned subsidiaries, is currently holding about 52% of the issued share capital of the Company.
"CES Hospitality"	CES Hospitality Holdings Limited, which is a company incorporated in Hong Kong and is a wholly-owned subsidiary of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands and whose shares are listed on the Stock Exchange
"connected person"	has the meaning ascribed to such term in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Independent Third Party"	a party who, together with its ultimate beneficial owner(s), (to the best knowledge, information and belief of the Directors after having made all reasonable enquiry) is not a connected person of the Company and is also independent of the Company and its connected persons
"Istithmar Hotels"	Istithmar Hotels FZE, which is a company incorporated in the United Arab Emirates and an Independent Third Party
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Share"	ordinary share of HK$1.00 each in the share capital of the Company

"Shareholder(s)"	holder(s) of the issued Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tune Hotels.Com"	Tune Hotels.Com Capital Partners Limited, which is a company incorporated in Labuan, Malaysia. Tune Hotels.Com Capital Partners Limited and its holding company Tune Hotels.Com Limited are both Independent Third Parties
"Tune Hospitality Investments LLC"	Tune Hospitality Investments LLC, which is a joint venture company established in the United Arab Emirates and whose issued share capital is owned by CES Hospitality (as to 40%), Istithmar Hotels (as to 40%) and Tune Hotels.Com (as to 20%) respectively
"Tune Hospitality Investments LLC Group"	Tune Hospitality Investments LLC and its subsidiaries established from time to time
"Tune Hospitality Shareholders Agreement"	the shareholders agreement dated 25 June 2007 between CES Hospitality Holdings Limited, Istithmar Hotels FZE, and Tune Hotels.Com Capital Partners Limited and its holding company Tune Hotels.Com Limited in respect of Tune Hospitality Investments LLC
"AED"	United Arab Emirates Dirham, the lawful currency of the United Arab Emirates
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 26 June 2007

As at the date of this announcement, the Board comprises 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

For the purpose of this announcement, the translation of US$ and AED into HK$ is based on the approximate exchange rates of US$1.00 = HK$7.80 and AED1.00=HK$2.13, respectively.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2007 18:01:40
Announcement No.	00108

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited on Change in Company Secretary
Description	Please see attached announcement issued by City e-Solutions Limited on 28 June 2007.
Attachments:	CES280607.pdf Total size = **26K** (2048K size limit recommended)

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

CHANGE IN COMPANY SECRETARY

The Board of Directors (the "Board") of City e-Solutions Limited (the "Company") announces that Mr. Kwong Seung Chi Jimmy ("Mr. Kwong") was appointed as the company secretary of the Company with effect from 28 June 2007, and Ms. Yeo Siew Leng ("Ms. Yeo") resigned from the office of the company secretary of the Company on the same day.

Mr. Kwong is an associate member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants and a member of the Certified General Accountants Association of Canada. He has more than 28 years of working experience across the accounting, finance and corporate compliance fields during his previous employments, mainly in the banking and finance industry.

Ms. Yeo has served the Company since 31 March 2006 as the company secretary. Her resignation was primarily due to her other career commitments. She had confirmed that she had no disagreement with the Board, and there was no circumstance related to her resignation which needed to be brought to the attention of The Stock Exchange of Hong Kong Limited or the shareholders of the Company.

The Board takes this opportunity to thank Ms. Yeo for her contribution to the Company during her term of service.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 28 June 2007

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Hon. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a.Li Chik Sin and Mr. Teoh Teik Kee.

END